UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Noble Corporation

(Name of Issuer)

Shares, Par Value 3.15 CHF per Share

(Title of Class of Securities)

H5833N103

(CINS) Number)

April 10, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CINS No. H5833N103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON* IA, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to Shares, Par Value 3.15 CHF per Share (the “Shares”), issued by Noble Corporation, a Switzerland corporation (the “Issuer”), purchased by certain private investment funds for which Fir Tree serves as the investment manager (the “Funds”).

Item 1(a)	Name of Issuer.

Noble Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Dorfstrasse 19A, Baar, Switzerland 6340

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Shares, held by the Funds.

Item 2(d)	Title of Class of Securities.

Shares, Par Value 3.15 CHF per Share (the “Shares”)

Item 2(e)	CINS Number.

H5833N103

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	Fir Tree may be deemed to beneficially own the 21,000,000 Shares (consisting of 7,500,000 Shares and American-style call options to purchase 13,500,000 Shares) held by the Funds as a result of being the investment manager of the Funds.

(b)	Fir Tree beneficially owns 21,000,000 Shares, which represents approximately 8.3% of the Shares outstanding. This percentage is determined by dividing the number of Shares beneficially held by Fir Tree, by 253,225,668, the number of Shares issued and outstanding as of February 11, 2013, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 25, 2013.

(c)	Fir Tree has been granted investment discretion over the Shares held by the Funds, and thus, has the shared power to direct the vote and disposition of 21,000,000 Shares.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2013

FIR TREE, INC.

By:	/s/ James Walker
Name: James Walker
Title: Managing Director

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